EXHIBIT 99.1

Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For the six months ended June 30, 2011 and 2010

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		June 30, 2011	December 31, 2010
Assets

Current
Cash and cash equivalents	(Note 7)	$25,172	$46,102
Amounts receivable and prepaid expenses		573	485
Due from related party	(Note 14)	2	22
		25,747	46,609

Property and equipment	(Note 8)	5,242	239
Mineral properties	(Note 9)	2,625	2,847
		$33,614	$49,695

Liabilities

Current
Accounts payable and accrued liabilities		$3,252	$2,269
Due to related parties	(Note 14)	109	88
		3,361	2,357

Shareholders’ Equity

Share capital	(Note 10)	147,877	144,641
Contributed surplus	(Note 13)	16,932	11,168
Deficit		(133,316)	(107,916)
Accumulated other comprehensive loss		(1,240)	(555)
		30,253	47,338
		$33,614	$49,695

Contractual Obligations	(Note 15)

Approved by the Directors:
“George Lawton”	Director
“Eric Roth”	Director

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the six months ended June 30, 2011

		Three Months ended June 30,		Six Months ended June 30,
		2011	2010	2011	2010
Income
Interest income		$69	$34	$185	$37

Expenses
Accounting and audit		105	105	126	172
Administration salaries and consulting	(Note 11)	398	170	948	460
Directors’ fees	(Note 11)	731	90	1,920	289
Foreign exchange loss / (gain)		75	(53)	44	17
General and administration		365	91	493	164
Legal fees		35	31	76	127
Management fees	(Note 11)	957	532	2,151	1,279
Mineral property exploration expenditures	(Notes 9 and 11)	10,481	5,562	19,077	10,179
Shareholder communications	(Note 11)	295	142	544	315
Stock exchange listing and filing fees		2	27	206	272
		13,444	6,697	25,585	13,274

Net loss for the period		13,375	6,663	25,400	13,237
Other comprehensive loss / (gain)		541	(52)	685	245
Comprehensive loss for the period		$13,916	$6,611	$26,085	$13,482

Net loss for the period		$13,375	$6,663	$25,400	$13,237
Deficit at beginning of period		119,941	81,325	107,916	74,751

Deficit at end of period		$133,316	$87,988	$133,316	$87,988

Basic & diluted loss per common share		$(0.15)	$(0.09)	$(0.29)	$(0.18)
Weighted average number of common shares outstanding		88,321,624	75,085,600	87,914,609	74,922,305

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2011	2010	2011	2010
Operating Activities
Net loss for the period		$(13,375)	$(6,663)	$(25,400)	$(13,237)
Adjustments
Amortization		100	24	159	30
Stock-based compensation	(Note 11)	2,935	1,079	6,862	2,607
		(10,340)	(5,560)	(18,379)	(10,600)

Changes in non-cash working capital items
Accounts receivables and prepaid expenses		(99)	(47)	(117)	(235)
Due from related parties		–	56	20	67
Due to related parties		(84)	67	21	71
Accounts payable and accrued liabilities		183	1,170	1,190	1,566
		(10,340)	(4,314)	(17,265)	(9,131)

Financing Activities
Issue of share capital for cash	(Note 10)	2,098	338	2,138	348
Funding provided by Exeter	(Note 5)	–	–	–	29,797
		2,098	338	2,138	21,014
Investing Activities
Acquisition of property and equipment		(5,086)	(12)	(5,627)	(106)

Effect of foreign exchange rate change on cash		(176)	–	(176)	–
and cash equivalents
Net (decrease) increase in cash and cash equivalents		(13,504)	(3,998)	(20,930)	20,908
Cash and cash equivalents – beginning of period		38,676	25,361	46,102	465

Cash and cash equivalents – end of period		$25,172	$21,373	$25,172	$21,373

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance - January 1, 2010	-	$-	$77,599	$(74,751)	$–	$2,848
Additions during the period:
- Issued pursuant to the Arrangement	74,755,898	104,407	(104,407)	–	–	–
- Transfer of net assets from Exeter	–	–	27,947	–	–	27,947
- Funding provided and expenses paid by Exeter	–	–	1,850	–	–	1,850
- Stock based compensation allocated from Exeter	–	–	826	–	–	826
- Exercise of warrants	76,342	96	–	–	–	96
- Exercise of stock options	755,000	252	–	–	–	252
- Contributed surplus allocated on exercise of warrants and options	–	157	(157)	–	–	-
- Stock based compensation recognized	–	–	1,781	–	–	1,781
- Loss on translation of subsidiaries	–	–	–	–	(297)	(297)
- Net loss for the period	–	–	–	(13,237)	–	(13,237)
Balance - June 30, 2010	75,587,240	$104,912	$5,439	$(87,988)	$(297)	$22,066

Balance - January 1, 2011	87,473,627	$144,641	$11,168	$(107,916)	$(555)	$47,338
Additions during the period:
- Exercise of stock options	1,368,750	1,614	–	–	–	1,614
-Exercise of warrants	106,000	530	–	–	–	530
-Share issue costs	–	(6)	–	–	–	(6)
- Contributed surplus allocated on exercise of warrants and options	–	1,098	(1,098)	–	–	–
- Stock based compensation recognized	–	–	6,862	–	–	6,862
- Loss on translation of subsidiaries	–	–	–	–	(685)	(685)
- Net loss for the period	–	–	–	(25,400)	-	(25,400)
Balance - June 30, 2011	88,948,377	$147,877	$16,932	$(133,316)	$(1,240)	$30,253

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

1.	Nature of Business

The Company is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE-Amex. The Company’s head office is at 1660-999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s condensed interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies have always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and effective as of August 9, 2011 the date the Audit Committee of the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS. As these unaudited interim financial statements do not contain all the disclosures required under IFRS, they should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2010 and the Company’s condensed interim consolidated financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS

The Company’s IFRS accounting policies were disclosed in Note 5 of the condensed interim consolidated financial statements for the period ended March 31, 2011.

In preparing its opening IFRS balance sheet, Extorre has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Exeter’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliations of assets, liabilities, equity, comprehensive income and cash flows of the Company from those reported under Canadian GAAP to IFRS at January 1, 2010, December 31 2010 and March 31, 2010 were disclosed in Note 3 of the condensed interim consolidated financial statements for the period ended March 31, 2011.

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to utilize the exemption and, as a result, was only required to recalculate the impact on any share based payments that had not vested at the date of transition, January 1, 2010.This standard has no material impact on the condensed interim consolidated financial statements.

Cumulative translation differences

An IFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.This standard had no material impact on the condensed interim consolidated financial statements.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from January 1, 2010 (“Transition Date”). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company elected to adopt IFRS 3R effective January 1, 2010. The standard had no material impact on the condensed interim consolidated financial statements.

b)	Reconciliations of Canadian GAAP to IFRS:

IFRS 1 requires an entity to reconcile equity and comprehensive income and cash flows for prior periods. As the Company’s first-time adoption of IFRS had an impact on comprehensive loss, the following tables represent the reconciliation from Canadian GAAP to IFRS for the statements of financial position and comprehensive loss and the related impact on deficit.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

i.
The changes made to the consolidated statements of comprehensive income (loss) and the consolidated statements of financial position have resulted in the reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations of cash flows have been prepared.

ii.	A reconciliation between the Canadian GAAP and IFRS condensed interim consolidated statements of financial position at June 30, 2010 is provided below:

	June 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents	$21,373	$–	$21,373
Amounts receivable and prepaid expenses	362	–	362
Due from related party	182	–	182
	21,917	–	21,917

Property and equipment	164	(29)	135
Mineral properties	3,354	(216)	3,138
Total Assets	$25,435	$(245)	$25,190

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,001	$–	$3,001
Due to related parties	71	–	71
	3,072	–	3,072

Shareholders’ Equity
Share capital	104,912	–	104,912
Contributed surplus	5,439	–	5,439
Deficit	(87,988)	–	(87,988)
Accumulated other comprehensive loss	–	(245)	(245)
	22,363	(245)	22,118
Total Liabilities and Equity	$25,435	$(245)	$25,190

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

As at June 30, 2010, the adjustment to equity includes the one noted above for the translation of mineral properties and property and equipment denominated in foreign currency to the reporting currency.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

iii.	A reconciliation between the Canadian GAAP and IFRS total comprehensive loss for the three and six months period ended June 30, 2010 provided below:

	Three months ended June 30, 2010			Six months ended June 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$34	$–	$34	$37	$–	$37

Expenses
Accounting and audit	105	–	105	172	–	172
Administration salaries and consulting	170	–	170	460	–	460
Directors’ fees	90	–	90	289	–	289
Foreign exchange (gain) loss	(53)	–	(53)	17	–	17
General and administration	91	–	91	164	–	164
Legal fees	31	–	31	127	–	127
Management fees	532	–	532	1,279	–	1,279
Mineral property exploration expenditures	5,562	–	5,562	10,179	–	10,179
Shareholder communications	142	–	142	315	–	315
Stock exchange listing and filing fees	27	–	27	272	–	272
	6,697	–	6,697	13,274	–	13,274

Net loss for the period	6,663	–	6,663	13,237	–	13,237
Other comprehensive loss / (gain)	–	(52)	(52)	–	245	245
Comprehensive loss for the period	$6,663	$(52)	$6,611	$13,237	$245	$13,482

4.	Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial Instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Also in June 2011, the IASB amended IAS 19, Employee Benefits (IAS 19) and IAS 1, Presentation of Financial Statements (IAS 1), which has not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IAS 1 – Presentation of Financial Statements

This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statements or two consecutive statements. The amendments to IAS 1 set out in Presentation of Items of OCI and are effective for fiscal years beginning on or after July 1, 2012.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

4.	Changes in Accounting Policy and Disclosures (Continued)

IAS 19 - Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans. The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. The Company does not have post-employment benefits thus this policy will not have an impact on the Company’s financial statements.

IFRS 9 – Financial Instruments - Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

4.	Changes in Accounting Policy and Disclosures (Continued)

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

5.	Transfer of Assets

On March 24, 2010 Exeter Resource Corporation (“Exeter”) completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre.

The Arrangement was approved by the board of directors of Exeter and by among other things, the favourable vote of Exeter's shareholders at a special meeting held on March 11, 2010 to approve the Arrangement.

Under the Arrangement, each shareholder of Exeter received one share of Extorre for each share of Exeter held.  Exeter transferred its wholly owned subsidiaries, Estelar and Cognito to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands. Estelar and Cognito hold the assets, consisting of cash and working capital balances and the interests in a number of precious and base metal projects, being the Cerro Moro property, the Don Sixto property, and various other mineral properties in Argentina (the “Argentine Business”).

Where applicable, Extorre’s consolidated financial statements reflect the statements of loss, comprehensive loss and deficit and cash flows of the Argentine Business as if Extorre existed in its present form during the periods reported. The statements of loss, comprehensive loss and deficit for the period to March 24, 2010, which is included in the year results to December 31, 2010, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each year or period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each years presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods.

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)
Net assets transferred to Extorre	$27,947

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

6.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at June 30, 2011 and December 31, 2010 is summarized as follows:

	June 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$25,172	$25,172	$46,102	$46,102
Amounts receivable – at amortized cost	$232	$232	$90	$90
Due from related parties	$2	$2	$22	$22
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$3,252	$3,252	$2,269	$2,269
Due to related parties	$109	$109	$88	$88

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Argentine Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

6.	Financial Instruments (Continued)

The Company had the following balances in foreign currency as at June 30, 2011 and December 31, 2010 as follows:

June 30,2011 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	10,580	121	–
Amounts receivable	1,651	–	–
Accounts payable and accrued liabilities	(12,093)	(271)	(170)
Net balance	138	(150)	(170)
Equivalent in Canadian Dollars	31	(145)	(176)
Rate to convert to $1.00 CDN	0.2249	0.9645	1.0348

December 31,2010 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	–
Amounts receivable	1,366	–	–
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(2,308)	(1,764)	(198)
Equivalent in Canadian Dollars	(559)	(1,755)	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

Based on the above net exposures as at June 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $3, $15 and $18 respectively in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.20% and 1.30%.

Based on the amount of cash and cash equivalents invested at June 30, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $126 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

7.	Cash and Cash Equivalents

	June 30,2011	December 31, 2010
Cash	$4,087	$3,985
Investment Savings Accounts	597	18,029
Guaranteed Investment Certificates	20,488	24,088
Total	$25,172	$46,102

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

8.	Property and Equipment

	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Land	Total
Cost
As at January 1, 2010	$70	$36	$194	$–	$–	$300
Additions	10	38	305	–	–	353
Effect of movements in exchange rates	(9)	(27)	(58)	–	–	(94)
Balance as at December 31, 2010	$71	$47	$441	$–	$–	$559

Depreciation
As at January 1, 2010	$(20)	$(29)	$(163)	$–	$–	$(212)
Charged for the period	(16)	(16)	(122)	–	–	(154)
Effect of movements in exchange rates	7	11	28	–	–	46
Balance as at December 31, 2010	$(29)	$(34)	$(257)	$–	$–	$(320)

Net carrying value
As at January 1, 2010	$50	$7	$31	$–	$–	$88
As at December 31, 2010	$42	$13	$184	$–	$–	$239

Cost
As at January 1, 2011	$71	$47	$441	$–	$–	$559
Additions	58	12	774	31	4,752	5,627
Effect of movements in exchange rates	(32)	(12)	(83)	–	(403)	(530)
Balance as at June 30, 2011	$97	$47	$1,132	$31	$4,349	$5,656

Depreciation
As at January 1, 2011	$(29)	$(34)	$(257)	$–	$–	$(320)
Charged for the period	(12)	(3)	(144)	–	–	(159)
Effect of movements in exchange rates	9	3	53	–	–	65
Balance as at June 30, 2011	$(32)	$(34)	$(348)	$–	$–	$(414)

Net carrying value
As at January 1, 2011	$42	$13	$184	$–	$–	$239
As at June 30, 2011	$67	$13	$784	$31	$4,349	$5,242

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

	June 30, 2011
	Balance beginning of the period	Translation Adjustment	Balance end of the period
Don Sixto and Other	$3,226	$–	$3,226
CVSA Properties	128	–	128
	3,354	–	3,354
Effect of movements in exchange rates	(507)	(222)	(729)
	$2,847	$(222)	$2,625

	December 31, 2010
	Balance beginning of the period	Translation Adjustment	Balance end of the period
Don Sixto and Other	$3,226	$–	$3,226
CVSA Properties	128	–	128
	3,354	–	3,354
Effect of movements in exchange rates	–	(507)	(507)
	$3,354	$(507)	$2,847

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003,the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. The Don Sixto project is subject to a 3.5% net smelter royalty (“NSR”).  (See note 9(c)(ii))

Effective July 22, 2003, 1,600,000 shares were issued and $25 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost. Effective July, 2005, the option to acquire a 100% interest in Cognito was exercised anda further 2,500,000 shares were issued (fair value $2.5 million), which has been recorded as a mineral property acquisition cost.

Estelar Resources Limited

Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238), which was recorded as a mineral property acquisition cost.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The table below shows the exploration expenditures of the Company by project for the six months ended June 30, 2011 and 2010.

	CVSA Properties	Puntudo, Don Sixto Project and Other	2011	2010
Assays	$675	$62	$737	$487
Consultants and contractors	243	2	245	20
Drilling	6,742	459	7,201	1,251
Engineering	669	–	669	179
Environmental	208	24	232	146
Field camp	1,393	37	1,430	313
Geological *	1,521	36	1,557	518
Hydrology	59	–	59	–
Infrastructure	89	–	89	–
IVA tax	1,705	(188)	1,517	492
Legal and title	73	5	78	75
Metallurgical*	107	–	107	123
Office operations	741	132	873	179
Resource development	115	1	116	106
Travel	1,290	111	1,401	221
Wages and benefits*	2,612	154	2,766	507
Exploration costs for the year	$18,242	$835	$19,077	$4,617
Cumulative exploration costs – end of period	$74,350	$21,938	$96,288	$57,351

*	Includes stock-based compensation as reflected below:

Six Months Ended June 30,	CVSA Properties	2011	2010
Geological	$1,006	$1,006	$462
Metallurgical	73	73	134
Wages and benefits	1,351	1,351	255
Total	$2,430	$2,430	$851

c)	Agreements

i)	CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquire a 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100 thousand (paid) and incurring US$3.0 million (incurred) in exploration expenditures. CVSA holds a 2% NSR in Cerro Moro and the various other projects in Santa Cruz acquired by the Company.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

ii)	Don Sixto - Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525 thousand paid or payable as follows:

–	US$175 thousand on signing and anniversary dates to December 15, 2007; (paid) and

–	US$50 thousand* on or before December 15 of each year thereafter up to and including December 15, 2014.

*Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25 thousand over six years followed by a purchase price comprising three annual payments of US$200 thousand. Should Cognito exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire up to an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

iv)	Other Properties

MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva Projects, located in Mendoza Province, Argentina, for consideration of cash payments totalling $440 paid or payable as follows:

–	an accumulated $70 on signing and anniversary dates to October 1, 2007; (paid)
–	$30 on or before October 1, 2008; (not paid)*
–	$40 on or before October 1, 2009; (not paid)* and
–	$50 on or before October 1 of each year thereafter to 2015**.

*	Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.
**	In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	June 30, 2011
	Number of Shares	Amount
Balance, beginning of year	87,473,627	$144,641
Issued during the period for cash:
Exercise of options	1,368,750	1,614
Exercise of warrants	106,000	530
Contributed surplus allocated on exercise of options and warrants	–	1,098
Share issue costs	–	(6)
Balance, end of period	88,948,377	$147,877

During the period the Company issued 1,368,750 shares pursuant to the exercise of options at an average price of $1.18 per share for a total consideration of $1,614;106,000 shares pursuant to the exercise of warrants at a price of $5 per share. Contributed surplus allocated to share capital upon the exercise of stock options and warrants was $974 and $124 respectively.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At June 30, 2011, the maximum number of options issuable under the Plan was 13,342,257. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the status of the Plan at June 30, 2011 and changes during the period is as follows:

	June 30. 2011
	Options	Weighted Average Exercise Price

Options outstanding, December 31, 2010	12,200,525	$2.62
Exercised	(1,368,750)	1.18
Cancelled	(19,000)	6.30
Options outstanding, June 30, 2011	10,812,775	$2.80

The following table summarizes information about the stock options outstanding at June 30, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.01 - 1.00	3,946,150	2.02	$0.58	3,946,150	$0.58
1.01 - 2.00	1,958,750	3.55	1.41	1,170,000	1.38
2.01 - 3.00	1,347,500	3.87	2.54	1,347,500	2.54
4.01 - 5.00	655,000	4.19	4.60	655,000	4.60
5.01 - 6.00	495,000	4.19	5.06	195,000	5.06
6.01+	2,410,375	4.46	6.77	570,907	6.80
	10,812,775	3.30	$2.80	7,884,557	$1.93

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

11.	Stock Option Plan (Continued)

Stock-based Compensation

Stock-based compensation recognized on options granted by the Company amounting to $6,862 has been allocated to contributed surplus and expenditure as follows:

	Three Months ended June 30		Six Months ended June 30
	2011	2010	2011	2010
Administration salaries and consulting	$299	$99	$753	$326
Directors’ fees	731	90	1,920	289
Management fees	760	405	1,756	1,088
Mineral property exploration expenditures	1,145	475	2,430	851
Shareholder communications	–	10	3	53
Total	$2,935	$1,079	$6,862	$2,607

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

12.	Warrants

At June 30, 2011 the Company had 349,000 (December 31, 2010 - 455,000) share purchase warrants exercisable at a price of $5.00. The share purchase warrants expire on September 28, 2011. During the period ended June 30, 2011 a total of 106,000 (December 31, 2010 –Nil) warrants were exercised for proceeds of $530 (December 31, 2010 – $Nil).

13.	Contributed Surplus

Details are as follows:

Balance - December 31, 2009	$77,599
Net assets contributed by Exeter	27,947
Funding provided by and expenses paid by Exeter	1,850
Stock-based compensation for the period January 1 – March 24, 2010, allocated from Exeter	826
Allocation to share capital on completion of the Arrangement	(104,407)
Stock-based compensation recognized	7,778
Agent´s warrants	523
Allocation on exercise of options and warrants during the year	(948)
Balance - December 31, 2010	$11,168
Stock-based compensation recognized	6,862
Allocation on exercise of options and warrants during the period(Note 10)	(1,098)
Balance – June 30, 2011	$16,932

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14.	Related Party Transactions

Amounts due from related party of $2 at June 30, 2011 (December 31, 2010 - $22) is for expenditures that the Company incurred on behalf of a corporation with common directors. The amounts due from related party are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $109 at June 30, 2011 (December 31,2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the six months ended June 30, 2011 a total of $700 (2010 - $448), comprised of consulting and management fees of $445 (2010 - $285)and administrative and legal fees of $255 (2010 - $163) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)	Exploration and consulting fees of $70 (2010 - $32 allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at June 30, 2011, the Company owed $Nil.

(b)
Management fees of $87 (2010–$62, of which $36 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at June 30, 2011, the Company owed $8.

(c)
Management fees of $100 (2010–$56, of which $35 was paid by the Company and $21 was allocated from Exeter*) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at June 30, 2011, the Company owed $Nil.

(d)	Management fees of $100 (2010-$25 which was allocated from Exeter*) were paid or accrued to a corporation controlled by the Vice-President Finance. As at June 30, 2011, the Company owed $5.

(e)
Exploration fees of $52 (2010 –$110, of which $84 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation controlled by the former Vice President Development. As at June 30, 2011, the Company owed $Nil.

(f)	Consulting Fees of $36 (2010 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at June 30, 2011, the Company owed $Nil.

(ii)	Administrative and legal fees are comprised of:

(a)
Administrative fees of $203(2010 - $149, of which $74 was paid by the Company and $75 was allocated from Exeter*) for the provision of office facilities and staff to the Company were paid to Exeter. As at June 30, 2011, the Company owed $66.

(b)	Legal Fees of $52 (2010 - $14) were paid or accrued to a company, of which one of the officers of the Company is a former partner. As at June 30, 2011, the Company owed $30.

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company  reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ending June 30, 2011, the percentage allocation was 40%, resulting in approximately $203 being reimbursed to Exeter for administrative support and office overhead (See Note 14 (ii)(a)). In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

*Expenses allocated from Exeter were based on the relative expenditures incurred by Exeter prior to the effective date of the Arrangement on the Argentine mineral projects,with the value reflected above representing the amount allocated to Extorre. These amounts do not necessarily represent actual costs that would have been incurred had the Arrangement been effective at the beginning of the financial year.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

15.	Contractual Obligations

The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see Note 9(c)). Office lease commitments are summarized in the table below:

	Payments Due by Year (in thousands)
	Total	2011	2012-2013	2014-2016
Office leases
-Argentina	$155	$40	$108	$7
-Canada*	425	45	176	204
Total	$580	$85	$284	$211

The Company has various property access agreements, which are renewed periodically, related to its projects at an estimated cost of approximately $228 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $78.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

16.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the period ended June 30, 2011 and 2010 as follows:

	2011	2010
Non-cash financing activities:
Issue of warrants for agent’s commission	$–	$523

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three and six months ended June 30, 2011 and 2010 (Unaudited)

17.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographic region:

June 30, 2011	Canada	Argentina	Total
Cash and cash equivalents	$22,793	$2,379	$25,172
Amounts receivable and prepaid expenses	431	142	573
Due from related party	2	–	2
Property and equipment	87	5,155	5,242
Mineral properties	–	2,625	2,625
	23,313	10,301	33,614
Current Liabilities	(835)	(2,526)	(3,361)
	$22,478	$7,775	$30,253
Net loss –Six months ended June 30, 2011	$8,187	$17,213	$25,400

December 31, 2010	Canada	Argentina	Total
Cash and cash equivalents	$45,248	$854	$46,102
Amounts receivable and prepaid expenses	154	331	485
Due from related party	22	–	22
Property and equipment	29	210	239
Mineral properties	–	2,847	2,847
	45,453	4,242	49,695
Current Liabilities	(613)	(1,744)	(2,357)
	$44,840	$2,498	$47,338
Net loss – Six months ended June 30, 2010	$4,382	$8,855	$13,237

18.	Subsequent Events

On July 12, 2011, the Company announced that it had closed the bought deal private placement financing announced June 20, 2011. The Company issued 2,400,000 common shares at a price of $10.50 per share for gross proceeds of$25.2 million. The offering was conducted through a syndicate of underwriters. The underwriters received a cash commission of 6% of the gross proceeds raised and warrants equal to 5% of the shares issued through the offering. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of $11.15 for a period of 12 months from closing.